UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

W.W. GRAINGER, INC.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

384802104
(CUSIP Number)

August 31, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	384802104

1	Names of Reporting Persons
Susan Slavik Williams
2	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,785,700
	6	Shared Voting Power
8,342
	7	Sole Dispositive Power
2,785,700
	8	Shared Dispositive Power
8,342
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,794,042
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
1,039,384 Excluded shares are held in trusts over which Ms. Williams has no dispositive or voting power.
11	Percent of Class Represented by Amount in Row (9)
5.7% (Calculation is based on the number of shares shown to be outstanding as of July 25, 2024, on the Issuer’s Quarterly Report on Form 10-Q filed on August 1, 2024.)
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer: W.W. GRAINGER, INC. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

100 Grainger Parkway

Lake Forest, Illinois 60045

Item 2.

(a)	Name of Person Filing: Susan Slavik Williams

(b)	Address of Principal Business Office or, if None, Residence:

4450 MacArthur Blvd., Second Floor

Newport Beach, California 92660

(c)	Citizenship: Ms. Williams is a citizen of the United States of America

(d)	Title and Class of Securities: Common Stock, par value $0.50 per share

(e)	CUSIP No.: 384802104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 2,794,042

(b)	Percent of Class: 5.7% (Calculation is based on the number of shares shown to be outstanding as of July 25, 2024, on the Issuer’s Quarterly Report on Form 10-Q filed on August 1, 2024.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,785,700

(ii)	Shared power to vote or to direct the vote: 8,342

(iii)	Sole power to dispose or to direct the disposition of: 2,785,700

(iv)	Shared power to dispose or to direct the disposition of: 8,342

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024

/s/ Susan Slavik Williams
Signature

Susan Slavik Williams
Name

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